

**Exhibit 99.1**

# Alcon Investor Presentation at the American Academy of Ophthalmology

October 24, 2009

**Alcon**®

# Safe Harbor Statement

*This presentation, made on October 24, 2009, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 17, 2009.*

*In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.*

*Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.*

**Alcon**

# Agenda

- Opening Remarks – Kevin Buehler

- Discussion of Growth Drivers – Bill Barton
  - Premium IOLs
  - Surgical Equipment and Disposables
  - Glaucoma Product Portfolio

- Question and Answer Session
  - Kevin Buehler, Bill Barton, Rick Croarkin, Sabri Markabi PhD

Alcon

# Opening Remarks

**Kevin Buehler**
**President and Chief Executive Officer**

# Opening Remarks

- American Academy of Ophthalmology enables customer focus
  - Enables best practices and education for doctors
  - Allows Alcon to maintain close customer relationships
  - Provides open dialogue to better understand the needs of the future

- Value of eye care focus and balanced industry leadership
  - Importance of vision for quality of life
  - Clear market leader in ophthalmology
  - Attractive fundamentals and demographics
  - Product, payor and geographic diversity

- Continue to develop innovative products through R&D
  - Address unmet medical need for eye-related diseases
  - Utilize centers of excellence to bring products to market

Alcon

# Research and Development Strategy

- Blend internal research with external licensing, partnerships and acquisitions
- Create novel, science-based solutions to address unmet medical needs in ophthalmology
- Target critical areas
  - Glaucoma
  - Retinal disease
  - Dry eye
  - Cataract
- Use worldwide capabilities to effectively execute global product development and registration

Alcon®

# Access to New Compounds and Technologies

## AstraZeneca

- Exclusive ophthalmic discovery and potential development rights to AstraZeneca's compound library
- Access to multiple classes of small molecules targeting glaucoma, retinal disease, ocular allergy and dry eye
- Mutually validated targets and compounds for ophthalmology

## ESBATech

- Provides access to proprietary antibody fragment technology particularly suited to treat ocular diseases
- Demonstrated ability to manufacture <u>stable</u> and <u>soluble</u> antibody fragments with drug-like characteristics
- Technology has been tested in pre-clinical and clinical settings
- Provides Alcon with platform for ongoing biologics development

Alcon®

# Discussion of Growth Drivers

**Bill Barton**
**Vice President, International Markets**

# Product Growth Drivers

Advanced Technology IOLs

Surgical Equipment and Disposables

Glaucoma Product Portfolio

**Alcon**

# Product Growth Drivers

Advanced Technology
IOLs

Surgical Equipment
and Disposables

Glaucoma Product
Portfolio

**Alcon**®

# Advanced Technology IOLs as Source of Growth

## AcrySof® IQ Toric

- Leading toric IOL with approximately 98% U.S. market share

- IQ technology enhances image quality consistent with NT-IOL class

- Entry point to advanced technology IOLs for cataract-only doctors



*AcrySof® IQ Toric*

## AcrySof® IQ ReSTOR®

- Number one global PC-IOL

- ReSTOR® +3.0 redefines the value proposition for patients

- 95% of patients get 20/40 vision at all distances



*AcrySof® IQ ReSTOR® +3.0*

# Substantial Improvement in Intermediate Vision



**Bilateral Defocus Curve**

Refraction (D)

ReSTOR® Aspheric +3.0

ReSTOR® Aspheric +4.0

Data on File.  Alcon, Inc.

# Improved Vision at All Distances

**<u>Visual Acuity Comparison of the ReSTOR® Lenses</u>**

| | ReSTOR® Aspheric +3.0 | ReSTOR® Aspheric +4.0 |
|---|---|---|
| 20/20 or Better | 31.2% | 8.4% |
| 20/25 or Better | 61.6% | 21.4% |
| 20/32 or Better | 86.2% | 49.6% |
| 20/40 or Better | 94.9% | 71.8% |
| Worse than 20/40 | 5.1% | 28.2% |

**Note: Comparison of AcrySof® ReSTOR® Aspheric three months postoperatively after binocular implantation.**

**ALCON®**

**Data on File. Alcon, Inc.**

# AcrySof® IQ ReSTOR® +3.0 Drives PC-IOL Gains

## U.S. PC-IOL Market Share

**U.S. market share has increased 810 basis points since Q4 2008 on strength of IQ ReSTOR® +3.0**



Source: Market Scope

# U.S. Cataract Surgery Opportunity

## Total High Volume Surgeons Implanting Elective IOLs



**Low Adoption (0-50)**
**High Adoption (100-200)**

Source: Internal Research

## Percentage of Total Elective IOL Procedures by Adoption Classification



**Medium Adoption (50-100)**
**Integrated Business Model (200+)**

Source: Internal Research

# Dr. Warren Hill Discussing AcrySof® IQ Toric



# Growth Drivers for Advanced Technology IOLs


Clinical Performance
Remove Additional Barriers to Adoption
Integration of AT IOLs into Practices
Aging Demographics
Drive adoption and utilization by surgeons to achieve maximum patient benefit

Alcon

# Alcon at AAO: IOL Topics

- **AcrySof® IQ ReSTOR® +3.0: My Personal Experience with PC-IOLs**

  *Sunday, October 25, 9:00am  (Alcon Booth #1501)*
  - Andy Shatz, M.D.


- **AcrySof® IQ ReSTOR® +3.0: Results In My First 50 Patients**

  *Sunday, October 25, 12:30pm  (Alcon Booth #1501)*
  - Richard Mackool, M.D.

- **AcrySof® IQ Toric: Entry into Elective IOLs**

  *Sunday, October 25, 3:00pm  (Alcon Booth #1501)*
  - Paul Ernest, M.D.

**Alcon®**

# Product Growth Drivers

Advanced Technology
IOLs

Surgical Equipment
and Disposables

Glaucoma Product
Portfolio

**Alcon**®

# U.S. Phaco Machine Share

- Alcon continues to gain share due to INFINITI®

- INFINITI® with OZil® allows for excellent patient outcomes, safety and efficiency



**U.S. Cataract Equipment Shares as of Q2 2009**

16%

>1%

15%

69%

■ AMO   ■ Alcon   ■ B&L   ■ Other

Source:  Quarterly Market Scope Cataract Survey

Alcon®

# Introduction of OZil® iP


Alcon
Anticipating every move.
Now that's smart.
INFINITI
iP
INFINITI VISION SYSTEM
With NEW OZil® iP
The Power of Intelligent Phaco.
Introducing the intuitively adaptive control of NEW OZil® IP.
Featuring innovative OZil® Intelligent Phaco, the INFINITI® Vision System puts optimized OZil® torsional emulsification and dynamic fluidic management at your fingertips. With significantly enhanced capabilities, OZil® IP is always thinking one step ahead. For more information, contact your Alcon representative.

Alcon®

# OZil® iP Demonstration Video



Alcon®

# CONSTELLATION® Value Proposition

- Differentiated from the competition
  - ULTRAVIT® vitrectomy probe
    - Operates at 5000 cuts per minute
  - Integrated IOP control
  - Improved fluidics
  - Embedded PUREPOINT® Laser
  - Benefits of the V-LOCITY®
- Key features of V-LOCITY® include:
  - Larger 17" display
  - Barcode scanner
  - Articulating tray arm
- Doctor-driven improvements have enhanced demand



Alcon®

# Constellation® Growth Opportunities

## Competitive Goals

Conversion of ACCURUS® Installed Base

Target High Volume and High Profile Accounts

Grow Share through Competitive Conversion

## U.S. Vitreoretinal Pak Shares as of Q2 2009



16%

84%

■ Alcon    ■ B&L

Alcon®



**Surgical Lasers**

**WaveLight®**
Brought to you by
**Alcon®**

**Surgical Diagnostics**

**Alcon®**

# Refractive Competitive Performance

## Alcon/WaveLight has gained 3 procedure share points

### U.S. Procedure Share as of Q4 2007



61%
24%
14%
1%

### U.S. Procedure Share as of Q2 2009



61%
27%
10%
2%

**AMO**   **Alcon/WaveLight**   **B&L**   **Nidek**

Source: Quarterly Market Scope Refractive Surgeon Survey

# Alcon at AAO: Equipment Topics

- **Initial Experience with New OZil® iP on the INFINITI® Vision System**

  *Sunday, October 25, 10:30am (Alcon Booth #1501)*

  - Armando Crema, M.D. and Ivan Ossma, M.D.

- **CONSTELLATION® Vision System: Advancements in Surgical Technology & Efficiency**

  *Sunday, October 25, 9:30am (Alcon Booth #1501)*
  - Timothy Murray, M.D. (Moderator), Stanislao Rizzo, M.D., Pravin Dugel, M.D. and Peter Kaiser, M.D.

- **Superior Clinical Outcomes and Practice Efficiencies with The ALLEGRETTO WAVE® Eye-Q**

  *Sunday, October 25, 3:00pm (Alcon Booth #1501)*

  - Paul Ernest, M.D. (Moderator), Arthur Cummings, M.D., Chas Reilly, Lt. Col., USAF, M.C., F.S.

**Alcon®**

# Product Growth Drivers

Advanced Technology
IOLs

Surgical Equipment
and Disposables

Glaucoma Product
Portfolio

**Alcon**®

# TRAVATAN® Family Glaucoma Market Success



## Alcon Global Prostaglandin Market Share

**TRAVATAN® Family has gained 6.5 share points following DuoTrav™ and TRAVATAN Z® launches**

14.6%

21.1%

Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09

■ TRAVATAN®  ■ TRAVATAN Z®  ■ DUOTRAV™

Source: IMS

# TRAVATAN Z® Managed Care Success

## Top 12 Medicare Part D Plan Performance


50%
45%
40%
35%
30%
25%
20%
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
2008
2009
-7.4
+6.0
+1.4

Source: WK Health

## Formulary Access for MPD

| | Preferred | Non-preferred | Not Covered |
|---|---|---|---|
| Lumigan | 79.7% | 9.9% | 10.3% |
| Travatan/Z | 90.0% | 9.3% | 0.7% |
| Xalatan | 41.1% | 45.4% | 13.5% |

**Top 12 MPD Plans Represent**

- 40% of all Travatan Z® Rx's
- 69% of all MPD lives

Alcon

# AZARGA® Adds to Azopt® Growth Opportunity

## Global TCAI and TCAI Combination Share

**Azopt® Family has gained 11.3 share points since Q2 2005**



## Global TCAI and TCAI Combination Rx

**Azopt® makes up 59.1 percent of the TCAI category**



■ TCAI Single Entity

■ TCAI Combinations

Source: IMS

Source: IMS

# Brimonidine 0.15% Launched in October

- Alpha-Agonist category has annual U.S. sales in excess of $200 million
  - Brimonidine 0.15% comprises approximately 40% of prescriptions

- Alcon commenced distribution in the United States in October

- Revenue impact beginning in the fourth quarter



**U.S. Alpha-Agonists Category Share**
**(As of July 2009)**

40%

- Alphagan P 0.1%
- Alphagan P 0.15%
- Brimonidine/Other

Source: WK Health

# Question and Answer Session

# Alcon Investor Presentation at the American Academy of Ophthalmology

October 24, 2009

